Exhibit 1

Conference Call:	Today, February 5, at 11:00 a.m. EST
Dial-in numbers:	800/633-8556 (US and CAN) or 212/341-7087 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See release text

News Announcement	For Immediate Release

Contact:
Morris Perlis	Nathan Ellingson, Joseph Jaffoni
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
416/368-4449	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS FISCAL 2004 THIRD QUARTER FINANCIAL RESULTS

- Fiscal Third Quarter Sales Reach Record Levels -

- Announces Planned Senior Management Transition -

San Diego, California and Toronto, Ontario, February 5, 2004 — Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), the world’s leading manufacturer of video game accessories, announced today financial results for the third quarter and nine months ended December 31, 2003. The Company also announced a senior management transition planned for the new fiscal year, whereby Darren Richardson, 43, the Company’s Executive Vice President, who also serves as the President and Chief Operating Officer of Mad Catz, Inc., will assume the additional roles of President and Chief Executive Officer of Mad Catz Interactive, Inc. from Morris Perlis, who will continue to serve as a member of the Company’s board of directors.

Net sales for the third quarter ended December 31, 2003 increased 4.8% to $42.0 million from $40.1 million in the same period a year ago. Gross profit for the quarter increased to $9.7 million, compared to $9.6 million in the same period a year ago. Selling and administrative expenses in the fiscal 2004 third quarter increased 43.0% to $6.3 million from $4.4 million in the same period a year ago. Selling expenses as a percentage of net sales increased to 10.1% compared to 5.6% for the same period a year ago. The increase in selling expenses and the corresponding increase in selling and administrative expenses was primarily attributable to additional cooperative advertising expenses at new retailers as well as expenses incurred to support the GameShark brand. Administrative expenses in the third quarter were $2.1 million compared to $2.2 million in the same period a year ago. As a percentage of sales, administrative expenses declined to 5.0% in the December 31, 2003 quarter from 5.4% in the in the same quarter of fiscal 2003. Income before taxes for the quarter ended December 31, 2003 was $2.7 million, compared to income before taxes of $4.1 million in the fiscal 2003 quarter. Net income for the quarter was $1.6 million or $0.03 per share on a basic and diluted basis, compared to $2.6 million or $0.05 per share on a basic and diluted basis for the same quarter in fiscal 2003. EBITDA (defined as earnings before interest, taxes, depreciation and amortization) was $3.3 million in the quarter ended December 31, 2003 down from $4.9 million in the same quarter of fiscal 2003. A reconciliation of EBITDA included herein, to the Company’s net income on a GAAP basis, is included in the financial tables accompanying this release.

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Net sales for the nine months ended December 31, 2003 increased 15.8% to $81.1 million from $70.0 million during the same period of fiscal 2003, with gross profit increasing 21.1% to $18.2 million from $15.1 million, in the nine-month period of fiscal 2003. Selling and administrative expenses for the nine months of fiscal 2004 were $15.2 million compared to $10.6 million in the same period of fiscal 2003. Selling expenses as a percentage of net sales increased to 11.6% for the nine-month period of fiscal 2004 from 7.8% in the same period of fiscal 2003. Administrative expenses declined to 7.1% of net sales, or $5.8 million, for the nine months ended December 31, 2003, compared to 7.4%, or $5.2 million, in the prior fiscal year. Net income before taxes for the nine months ended December 31, 2003 was $1.0 million versus $2.3 million in the same period of fiscal 2003. The Company reported net income for the fiscal 2004 nine-month period of $0.6 million, or $0.01 per basic and diluted share, compared to net income of $1.1 million or $0.02 per basic and diluted share for the first nine months of fiscal 2003. For the nine months ended December 31, 2003, Mad Catz’ EBITDA was $2.9 million compared to EBITDA of $4.4 million in the same period of fiscal 2003.

The Company expects completion of its planned management transition by the end of the Company’s current fiscal year, March 31, 2004. Mr. Perlis was named President and CEO in April 2001 and Mr. Richardson has served in his current positions since August 1999. As a result of the planned consolidation of the senior management titles, the corresponding consolidation of the Company’s Toronto and San Diego offices to San Diego, and other cost savings initiatives currently being implemented, Mad Catz Interactive, Inc. expects annualized operating expense savings in excess of $1.5 million commencing with its 2005 fiscal year. The Company anticipates no material severance or other charges related to the management change and office consolidation. The consolidation of facilities to San Diego will not affect the Company’s Canadian incorporation or its listing on the Toronto Stock Exchange, and will not impact the Company’s Canadian sales office operation.

Fiscal 2004 Third Quarter Highlights:

•	Continued Worldwide Sales Growth:

•	U.S. sales up 12% to $33.5 million from $30.0 million

•	Canadian sales up 59% to $3.1 million from $2.0 million

•	International sales down 34% to $5.3 million compared to $8.0 million

•	Excluding PlayStation 2 memory card sales from the third quarter of fiscal 2003, international sales increased 172%

•	GameShark and Xploder game enhancement software represented approximately 9% of third quarter gross sales

•	Gross sales excluding PlayStation 2 memory card sales a year ago, were up 24%

•	Gross profit margin 23.0% for the third quarter

•	New product introductions:

•	GameShark GameSaves for GameCube

•	GameShark SharkBoard

Mad Catz Interactive, Inc. President and CEO, Morris Perlis commented, “When I joined Mad Catz, it was a company with tremendous potential yet faced several specific challenges including a highly competitive industry and retail environment, distribution that was concentrated

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among too few retailers, and a product line limited in breadth and differentiation from first party offerings. We addressed each of these challenges head-on, leveraging our core competencies and ascended to our current position as the world’s leading third party accessory provider.

“The strength of our current distribution, product offerings, and balance sheet are evidence that the Company is executing on the clearly defined long-term goals we established when I arrived. Those goals included broadening development of the best accessories on the market at numerous price points; improving margins by effectively reducing product costs; expanding retail penetration into new and existing accounts; continuing our European expansion; exploring synergistic acquisitions, like that of GameShark; and managing our balance sheet through efficient inventory management. We have also identified and are implementing significant operating cost savings and are actively pursuing additional cost containment to enhance profitability without impairing our ability to provide our customers with the highest level of quality and service.

“Given Mad Catz’ emergence as the industry leader, the Board and I believe it is an opportune time for Darren to assume the leadership of the Company. He is acknowledged industry-wide for his expertise in all areas relevant to Mad Catz including design and engineering, sales, marketing, distribution, and manufacturing. We are confident that his further contributions will foster a positive, seamless transition. I am excited to announce Darren’s new role at Mad Catz and look forward to Mad Catz’ success under his guidance.”

Commenting on the management transition, Patrick Brigham, Chairman of Mad Catz’ Board of Directors said, “Morris has accomplished the goals we established when he was appointed CEO. Through his hard work and dedication, over what will be three years with Mad Catz, he has expertly managed the Company’s operations and established a clear line of succession for Darren to assume the leadership of the Company. He has imparted knowledge, innovation and determination to this organization, and inspired his employees to perform at their best and to generate results. We appreciate Morris’ efforts, look forward to his continued input as director, and are excited to realize the benefits of that hard work as Darren leads Mad Catz going forward.”

Addressing Mad Catz’ financial results for the quarter, Mr. Perlis added, “While we continue to see improvements in the economy, the 2003 holiday season was clearly one of mixed results. As the reports from a number of retailers indicated, it was not until just before Christmas that holiday traffic picked up, minimizing the benefit to our third quarter.

“According to data from NPD Group, a provider of industry marketing information, in 2003, total sales for U.S. video game console products declined 2.7% to $10.0 billion from $10.3 billion in 2002. During the same period, sales of video game accessories declined approximately 1.4% to $1.2 billion, or 12% of total industry sales. With the industry in a down year, it is important to highlight that Mad Catz’ 5% sales growth during the quarter and 16% sales growth year to date continued to exceed that of the industry.

“In December, the strongest single month of the year for our industry, total hardware unit sales - a key driver for video game accessory sales - decreased 4%. Although December sales for GameCube, Xbox, and Game Boy Advance increased 88%, 9%, and 5%, respectively, the strength of those systems was overshadowed by the weakness of the PlayStation 2, which,

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despite a dominant market share position, saw sales decline 28%. Even though GameCube product was one of the fastest growing segments of our business during the holidays, those sales improvements could not offset two factors: first, the revenue impact of the lower price points GameCube products carry versus PlayStation 2 and Xbox accessories; and second, the fact that GameCube occupies a significantly smaller overall market share than the market-leading PlayStation 2. The strength of GameCube and the relative weakness of PlayStation 2 and Xbox over the holidays were instructive, however, in shaping our expectations for the industry in 2004. Last fall, Nintendo’s price cut on the GameCube fueled significantly higher sales of the console during the holidays. Accordingly, since Sony and Microsoft have held out longer than Nintendo with hardware price cuts, we expect the market for PlayStation 2 and Xbox products to expand significantly when the anticipated price cuts occur on those consoles, giving us reason for continued optimism in 2004.

“For the quarter, net sales increased approximately 5% from the same period in fiscal 2003. Additionally, when looking at Mad Catz’ sales excluding PlayStation 2 memory card sales in the year ago period, sales during the quarter increased 24%. We believe this figure is especially significant, as it directly conveys the strength of our product design and sales team, enabling us to produce strong growth while effectively fending off new competitors as they enter the marketplace.

“We remain as optimistic as ever about our GameShark products and the value they bring to our organization. In the face of a challenging holiday retail environment, in the fiscal third quarter, GameShark enjoyed its third sequential increase in sales, representing approximately 9% of Mad Catz’ sales. With the shipment of GameShark GameSaves, in late December, GameShark products are now available for every major console. Moving into 2004, we expect the broad availability of GameShark products combined with anticipated console price cuts and the release of highly desirable, challenging, ‘AAA’ titles this year, both of which fuel GameShark sales, to build on the momentum of the line throughout the year.

“Considering the challenging operating environment faced by the Company in the third quarter, it is noteworthy to highlight the continued improvements in our balance sheet. Our efforts to closely manage our balance sheet contributed to reduced interest payments compared with the quarter in the prior fiscal year and also improved our cash and working capital position from the same period in the prior fiscal year. It is through these efforts that we continue to enhance Mad Catz’ flexibility to adapt to new industry challenges.

“Selling, general and administrative expenses increased to $6.3 million during the quarter, up from $4.4 million in the same period in fiscal 2003. The largest component of selling expenses is co-op advertising, which is incurred as a percentage of sales and, as a result, increases as sales increase. Accordingly, corresponding to the continued diversification of Mad Catz’ customer base, the Company now sells more products to retailers that promote products through cooperative advertising programs. This change in customer mix resulted both from Mad Catz’ shift to a direct sales model in Europe from the previous distribution model, as well as further breadth in the distribution of Mad Catz’ products in North America.

“Selling expenses also include costs directly associated with marketing support for the GameShark line of products. A significant portion of GameShark marketing costs relates to expenses for the GameShark.com website including agreements related to the maintenance of

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the GameShark.com website. We remain optimistic about GameShark and are confident that increased sales combined with lower expenses for this line of products going forward will allow us to realize the full benefit of this synergistic acquisition. Finally, reflecting Mad Catz’ cost containment efforts, general and administrative expenses were down slightly from the same period a year ago and essentially in-line with the previous quarter.”

The Company will host a conference call and simultaneous webcast today, February 5, 2004, at 11:00 a.m. EST. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for two days via telephone at 800/633-8284 (reservation # 21182891) or, for international callers, at 402/977-9140.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

Safe Harbor For Forward Looking Statements:

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

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Mad Catz Interactive, 2/5/04	page 6

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Net sales	$41,981,667	$40,050,899	$81,075,085	$70,015,508
Cost of sales	32,306,176	30,488,688	62,836,304	54,951,851

Gross profit	9,675,491	9,562,211	18,238,781	15,063,657

Expenses (Income):
Selling expenses	4,227,223	2,252,141	9,377,459	5,440,738
Administrative expenses	2,089,165	2,163,878	5,780,441	5,187,149
Interest expense	292,012	526,417	1,035,013	1,241,545
Depreciation and amortization	312,278	270,798	936,661	893,420
Other income	(19,143)	(5,589)	(76,934)	(46,025)
Foreign exchange loss	62,893	228,449	217,721	73,998

	6,964,428	5,436,094	17,270,361	12,790,825

Income before income taxes	2,711,063	4,126,117	968,420	2,272,832

Income tax expense	1,084,426	1,499,846	387,368	1,159,008

Net income	$1,626,637	$2,626,271	$581,052	$1,113,824

Accumulated deficit, beginning of period	(16,949,164)	(18,626,718)	(15,903,579)	(17,114,271)

Accumulated deficit, end of period	$(15,322,527)	$(16,000,447)	$(15,322,527)	$(16,000,447)

Net income per share:
Basic	$0.03	$0.05	$0.01	$0.02

Diluted	$0.03	$0.05	$0.01	$0.02

Weighted average number of common shares outstanding:
Basic	53,293,804	53,182,629	53,235,853	53,016,641

Diluted	54,125,770	53,255,764	54,068,075	53,395,604

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Mad Catz Interactive, 2/5/04	page 7

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets (unaudited, $US)

	December 31, 2003	March 31, 2003	December 31, 2002
Assets

Current assets:
Cash	$2,004,804	$1,234,104	$783,967
Accounts receivable	34,755,484	16,530,226	32,859,804
Inventories	19,098,505	18,413,299	22,226,720
Prepaid expenses and deposits	1,046,341	1,032,830	890,569
Current portion of future income tax assets	3,030,550	3,030,550	2,119,803
Income tax receivable	—	598,137	—

	59,935,684	40,839,146	58,880,863

Deferred financing fees	—	238,649	357,974
Capital assets	1,721,384	1,729,310	1,870,624
Intangible assets	4,883,870	5,046,634	—
Goodwill	20,168,890	17,737,549	16,553,097

	$86,709,828	$65,591,288	$77,662,558

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan	$22,319,544	$17,076,993	$23,724,522
Accounts payable and accrued liabilities	28,231,371	16,004,283	22,570,461

	50,550,915	33,081,276	46,294,983

Future tax liabilities	85,829	85,829	84,171

Shareholders’ equity:
Capital stock	45,892,189	45,793,085	45,793,085
Cumulative translation adjustment	5,503,422	2,534,677	1,490,766
Accumulated deficit	(15,322,527)	(15,903,579)	(16,000,447)

	36,073,084	32,424,183	31,283,404

	$86,709,828	$65,591,288	$77,662,558

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Mad Catz Interactive, 2/5/04	page 8

MAD CATZ INTERACTIVE, INC.

Supplementary Data ($US)

Geographical Sales Data

The Company’s sales and capital assets are attributable to the following countries (all results are unaudited):

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Sales
United States	$33,506,903	$30,041,010	$64,098,937	$51,700,225
International	5,335,782	8,040,866	11,415,720	15,079,522
Canada	3,138,982	1,969,023	5,560,428	3,235,761

	$41,981,667	$40,050,899	$81,075,085	$70,015,508

EBITDA RECONCILIATION

EBITDA represents net income plus interest, taxes, depreciation and amortization.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Net income	$1,626,637	$2,626,271	$581,052	$1,113,824

Adjustments:
Interest expense	292,012	526,417	1,035,013	1,241,545
Income tax expense	1,084,426	1,499,846	387,368	1,159,008
Depreciation and amortization	312,278	270,798	936,661	893,420

EBITDA	$3,315,353	$4,923,332	$2,940,094	$4,407,797

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

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